March 18, 2011

VIA U.S. MAIL AND FACSIMILE

Sarah M. Patterson
Counsel
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

Re: **Hartford Life Insurance Co Separate Account Seven**
        Post-Effective Amendment 1 to Form N-4
        File No. 333-168986

Dear Ms. Patterson:

The staff has reviewed the above-referenced post-effective amendment to the registration statement, which the Commission received on February 3, 2011. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General Comments:

    a. Please revise the contract's EDGAR class identifier to match the name of the contract on the cover page of the prospectus.

    b. Please be sure to include each new rider (including the revised PPA rider and optional death benefit riders) as an exhibit to the registration statement as per item 24(b)(4) of Form N-4.

    c. Please clarify supplementally whether the guarantee agreement between Hartford Fire Insurance Company and Hartford Life and Accident Insurance Company is a guarantee that runs to, and can be enforced by, the contract owner. If the guarantee does run to the contract owner, please place the name of the guarantor on the facing page of the registration statement, include the guarantor's signature on the registration statement, include the consolidated financial of the guarantor and make the appropriate item 32 Undertakings.

    d. At the beginning of each section that describe an optional benefit, please include a summary of the benefit and include whether there are any investment restrictions and adverse consequences to early or excess withdrawals.

e. The new optional benefit riders all mention the concept of a proportionate reduction, but do not explain what this concept means, explain what the reduction is proportionate to, clarify the effect of the reduction when contract value is below the benefit base, and provide examples of the operation of the proportionate reduction. Please revise the prospectus accordingly.

f. As will be further noted below, the prospectus reserves too much of the substantive discussion of the optional riders for the Appendix. As one brief example here, the values of one of the most important terms, the Withdrawal Percentage, is only disclosed in an appendix and there is not even a reference in the prospectus that that is where the values may be found. Please make substantial revisions, detailed more below, to provide a plain English review of all substantive features of these riders in the body of the prospectus.

2. Cover Page

a. Please revise the third sentence of the first paragraph as the contract is a "single" and "joint" variable annuity.

b. Please either define the term "Financial Intermediary" or spell out the term in lower case letters.

3. Introduction (p. 3)

a. Please include the Personal Pension Account under "Choose Investment Options".

b. Please consider including a parenthetical in the "Choose an Optional Feature" table to note that "legacy" refers to a death benefit.

4. Fee Summary (pp. 4 – 5)

a. In the first sentence to the pre-amble to the fee table, please replace the term "or" with "and".

b. In the last sentence to the pre-amble to the fee table, please place the "P" in "premium" in lowercase. The term premium here is not the defined term "Premium". You likely intend to include payments to the personal pension account; and more closely matches the concept of a "Deposit". (Please make this change universally.)

c. For readability, please indent the item "Total Separate Account Annual Expenses.

d. In footnote 5 and 6, please clarify whether the term death benefit includes the death benefit associated with the Personal pension Account.

e. In footnote 6, please replaced the term "Safety Plus" with guaranteed accumulation benefit.

     f.   In footnotes 7, 8 and 9, please briefly describe the benefit bases and include a description of the initial values of the benefit base.

     g.   In the parenthetical in the Total Annual Fund Operating Expenses, please either replace or define the term "Underlying Fund".

     h.   The fact that an "optional" death benefit is in fact mandatory if a guaranteed withdrawal or accumulation benefit is chosen is buried in a fee table footnote and later in the prospectus. Please revise the fee table so this fact is prominently disclosed in the table itself.

5.   Example (p. 6)

Please confirm supplementally that the MAV III and Future5 optional benefits produce the highest combination of expenses. (The Safety Plus benefit appears to have higher fees than the Future5 benefit.)

6.   Fixed Accumulation Feature (p. 9)

In the added text in the fourth paragraph of this section, to avoid confusion, please remove the term "separate rider".

7.   PPA Transfer Programs (pp. 12 - 13)

     a.   Please consider moving this disclosure to the section of the prospectus describing the PPA. (At present you are describing transfers into an Account that the contract owner is not familiar with.)

     b.   In the fourth bullet under the heading "These Programs will terminate", please clarify that the request will be honored on the following scheduled transfer date, if not received five days before the next scheduled transfer date. Separately, inasmuch as the disclosure indicates that Target Allocation must be specified annually, please clarify what is intended by stating that the Income Path Program will be terminated once the Target Allocation is reached.

     c.   The third bullet point states that the registrant "may not be able to effect transfers" in the event that an investor's Current Allocation is "insufficient" to meet that investor's Target Allocation. Since "Current Allocation" simply means that portion of Contract Value that must be transferred in a year such that the Benefit Balance satisfies the Target Allocation specified by the investor for that year, it is confusing to state the condition as the insufficiency of the allocation instead of simply the insufficiency of Contract Value. Please revise this phrasing for clarity.

         It is also confusing to state that the registrant "may not be able to effect transfers" in this event. Please clarify the circumstances under which transfers will still be made when Contract Value is insufficient to support transfers in amounts required to achieve the specified Target Allocation.

Separately, the prospectus states that the registrant will not re-transfer Benefit Balance back to Contract Value if the investor's Target Allocation "cannot be sustained." It is unclear what is intended by this phrase and it is unclear why an investor would in any event to seek to further reduce Benefit Balance below the specified Target Allocation in that event. Please revise the disclosure to clarify these ambiguities.

d.   The prospectus states in the fourth bullet point of the "Other considerations" subsection that transfer of Contract Value to the PPA may result in a "reallocation" of AWA. Since the AWA is only a reference value or limit and not a pool of assets, it is unclear what is intended by the word "reallocation." If the registrant intended to state that those transfers may reduce AWA, then state that explicitly.

8. Dollar Cost Averaging Programs (p. 15)

Please consider including a brief description of what dollar cost averaging is and any benefits of using dollar cost averaging programs.

9. What is a Sub-Account Transfer (p. 16)

Please clarify that the transfer will take place at NAV.

10. What restrictions Are There on your Ability to make a Subaccount Transfer (p. 17)

Please explain supplementally what the "Voice Response Unit" refers to.

11. Contingent Deferred Sales Charges (p. 21)

a.   The -description of the calculation of the CDSC is confusing for several reasons.

i.   The language used to describe the calculations are difficult to understand. As one example, the prospectus uses phrases such as "AWA associated with the Contract Value" without stating what Contract Value is referred to, and to "[t]he gross Surrenders amount" without clarifying what is the period used to determine the amount of those "gross Surrenders" or even what is the value that is being surrendered (e.g., Contract Value or Premium). This lack of clarity makes it impossible to understand the disclosure provided, e.g., the statement how AWA may vary on a daily basis when there is no disclosure as to how it's calculated.

ii.   The prospectus uses capitalized terms that are either not defined in the body of the prospectus at all or, if they are, are done in a way that is unclear. As one example, the prospectus uses the term "AWA" throughout this section but omits any explanation as to how it is calculated until a parenthetical in Appendix A. As another example, this section uses the phrase "Remaining Gross Premium," but the definition of the phrase in the Glossary does not clarify what is being surrendered or, assuming the amount being surrendered for purposes of the phrase is premium, how premiums are counted when an investor withdraws Contract Value. Even the use of the phrase "Remaining Gross Premium" as a caption in the Appendix is misleading when it is clear that that part of the Appendix is designed to demonstrate how the CDSC is being calculated.

    iii.   There is no plain English description as to the purpose of the calculation or any plain English description as to how the calculation is designed to accomplish that purpose.

Please completely revise the descriptions of the calculation of the CDSC for these comments. In addition, please address the other comments noted below:

b.   In the section describing the CDSC upon Commutation, variable A uses the term "Period Certain". Please either define the term or use lower case lettering.

c.   In the section, "The Following Are Not Subject to a CDSC", in the second bullet, please explain how Premium Payments and Remaining Gross Premiums can be associated with the Personal Pension Account, when Premiums explicitly exclude payments to the Personal Pension Account.

d.   In the section, "The Following Are Not Subject to a CDSC", please include Future5 and Future6 withdrawals that are less than the threshold amount and lifetime benefit payments.

12. Surrenders - After the Annuity Commencement Date (p. 23)

In the added language in the third paragraph, for clarity, please replace "death event pursuant to the relevant Annuity Payout Option" with "death of the Contract Owner".

13. Commuted Value (page 23)

The prospectus notes that the discount rate "may be different than the interest rate used to establish payout rates." Please either clarify supplementally whether the discount rate may be expected to be lower than the interest rate used for payouts at the time the discount rate is calculated. If that is the case, please note that in the prospectus.

14. Option 2 (p. 25)

As was done with Annuity Option 8, please explicitly state in the first paragraph that this payout option is available for amounts allocated to the Personal Pension Account.

15. How Often Do You Want the Payee to Receive Annuity Payouts (p. 27)

In the second to last sentence on the page, please clarify what it means to be "adjusted by a factor". (*i.e.*, if you request quarterly payments, will the Payout be adjusted by a factor of 3?)

16. Maximum Anniversary Value III (p. 31)

   a. Please revise the answer to the question "does electing this rider forfeit ability to buy other riders to state that the investor may not elect the Return of Premium III rider if the Maximum Anniversary Value III rider was elected.

   b. The prospectus states that even though the amount charged by the registrant for the rider can go up or down, the registrant "cannot increase the rider fee" once the rider has been elected. Please reconcile these two statements.

   c. The prospectus states that the benefit is the greatest of Contract Value, net Premium Payments and Maximum Anniversary Value. While an investor can, by reference to several and, unfortunately, nested definitions eventually determine that these values refer only to those values that are not included in or related to the PPA, this should be made explicit.

   In addition, the concept of associating premium payments with amounts in or out of the PPA is again introduced without making clear how the associations are determined. Please revise the prospectus to make this clear. This should be done not just here but prominently in the summary to alert the reader that the phrase "Premium Payments" does not in fact refer to all premiums, as is almost universally the case in other contracts, but only those payments that are not "associated" with the PPA. The prospectus defines Contract Value not to include amounts in the PPA.

   d. The definition of Maximum Anniversary Value states that it is the highest Contract Value as of each Contract Anniversary, "adjusted for any Premium Payments, or transfers to or from the [PPA] and partial Surrenders occurring after such Contract Annivesrary. It is unclear whether the registrant intends to recalculate Maximum Anniversary on each date in between anniversaries using the values referred to in the statement. If so, such a novel feature should be prominently and clearly disclosed in the section discussing the rider and not in the glossary. Please clarify supplementally what is intended if this is not the case.

   e. This rider and the other optional riders use the phrase frequently state that certain withdrawals or transfers reduce a base "on a proportionate basis." Please revise the prospectus at these points to note the effect of such a reduction, i.e., that the reductions are greater than dollar for dollar when contract value is less than that base.

17. What Effect do partial Surrenders have on your benefits under the rider (p. 32)

   At the end of the first paragraph, please add the phrase "or maximum Anniversary Value".

18. Can Your Spouse Continue Your Death Benefit (p. 32)

   Please define the term "Maximum Anniversary Death Benefit Value".

19. Are There Restrictions on How You Must Invest (p. 33)

   a. In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments. Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments. Please also clarify supplementally the basis for your belief that such changes to existing investments will not violate Section 26(c) of the 1940 Act, particularly in light of the right the registrant reserves to require different allocations based on its view of what are "acceptable risk parameters."

   b. Please place the last sentence of the third paragraph in bold-faced type.

   c. The prospectus refers the reader to Appendix D for a description of the asset allocation models "within" which Contract Values must be invested. Inasmuch as those models are only some of many models listed in the Appendix, please note the names of the models in the section discussing the rider. Please also describe generally the asset allocation ranges for each of those models. Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

   d. The prospectus notes on page 33 that failure to comply with the investment restrictions can result in a reset of the death benefit to then existing contract value, which may be significantly less than the amount otherwise offered by the rider. Especially since the prospectus contains no summary where such an adverse possibility could be more prominently disclosed, please disclose this fact prominently in the "Objective" section at the beginning of this rider. Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

   e. It is unclear from Appendix D whether there are limits on investing in any one specific fund listed in a model. If this is the case, because market changes can result in limit violations, it is necessary to disclose how often the registrant will make a determination as to whether investments are or not in compliance. Even if this is not the case, there could be an issue, for example, if an investor negligently makes a premium payment to an investment not specified in the model and then quickly thereafter changes the allocation to comply. Please revise the prospectus to clarify what are the rights and obligations of the investor in these circumstances. Please also make conforming changes in the section discussing each of the optional riders requiring investments in the models listed in that Appendix for this comment.

20. Future5 and Future6 (p. 37)

   Please include key information about the rider in the section of the prospectus describing the rider instead of pushing key information to Appendix D. (*e.g.*, withdrawal percentages and deferral bonuses)

21. How Do Riders Help Achieve this Goal (p. 37)

    a. Please define the term "Relevant Covered Life".

    b. The second paragraph describes two factors that influence the amount of withdrawals. Please include the following additional factors: Subsequent Premium Payments; partial Surrenders; and transfers to or from the Personal Pension Account.

    c. The two paragraphs of the "How do the riders help achieve this goal" contains almost a dozen different capitalized phrases, at least two of which aren't even defined anywhere (i.e., Threshold Payments and Relevant Covered Life). We believe it is too much to ask an investor to go back and forth a multiple number of times between this section and the glossary to get through and understand two paragraphs. Please revise this section completely for plain English and, to the extent necessary, move the applicable definitions to these paragraphs.

22. Payment Base (p. 38)

    a. Please note that if the registrant intends to implement an Annual Payment Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit (as described in comment 1(d)).

    Separately, the prospectus states that it may impose a cap on market increases for "new sales only." It is unclear whether this phrase means contracts purchased after the effective date of this prospectus or contracts purchased after the value of the cap has been disclosed in the prospectus. Please clarify which is intended. If it is the former, please note what is the lowest cap rate the registrant reserves the right to impose.

    b. The prospectus notes that the CDSC is not imposed on compliant withdrawals that are in excess of the AWA. Please note this in the CDSC section.

    c. The prospectus notes that the "terms of these riders shall prevail in the event of a conflict between the terms of either rider and any other concurrent guaranteed minimum death benefit rider with respect to the Transfer Limit.," and refers the reader to the Appendix for a demonstration of this conflict. Please provide a description in plain English as to how a conflict could occur. Please also revise the prospectus to avoid the implication that the "terms" of either rider might be something other than what is disclosed in this section. Further, please make conforming changes for this comment in the Deferral Bonus Base section and in the Safety Plus section.

23. Deferral Bonus Base (pp. 39 - 40)

    a. At the end of the second paragraph, please include the phrase "until you make a surrender".

b. In the second sentence of the fourth paragraph, for clarity, please replace "Deferred Bonus Base to become zero" with "Deferred Bonus Base will permanently be set to zero."

c. Please revise the first sentence atop page 40 as it is the Deferral Bonus, not the Withdrawal Percentage that is intended to reward you for deferring your first withdrawal.

d. It is unclear the extent to which excess withdrawals can result in reductions in the Deferral Benefit Base. Please revise the prospectus to clarify this ambiguity.

24. What effect do partial or full surrenders have on your benefits under this rider? (p. 40)

a. In the second bullet point in this section, disclosure states that you may be required to make a full surrender. If you make a full surrender after you have already reached the threshold withdrawal amount, wouldn't this reduce the Payment Base to zero and thereby end any Lifetime Benefit Payments? Please clarify the operation of this provision in the prospectus.

b. In the second bullet point in this section, disclosure states "Failure [to move your money within 10 days] will be deemed as acquiescence to our reallocation of these sums to the money market Sub-Account." Please state your legal basis for moving the money absent the express consent of a contract owner.

25. Is either rider designed to pay you withdrawal benefits for your lifetime? (p. 40)

The prospectus states that the Withdrawal Percentage will not increase if there's been a partial Surrender before the Lifetime Income Eligibility Date until the investor "both enters a new age band and there is a Market Increase." Since new age bands occur on birthdays but the Market Increase is determined on a Contract Anniversary, it is unclear how this condition can be met. Please revise the prospectus to clarify this ambiguity.

26. Joint/Spousal Option (p. 41)

Please remove any inconsistency between the second and third paragraphs.

27. Are There Restrictions on How You Must Invest (p. 42)

In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments. Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments.

28. Can We Aggregate Contracts (p. 43)

It is unclear how aggregation operates, particularly, when contract have dissimilar optional withdrawal benefit riders. Please clarify the operation of the aggregation provision. Only by way of example, please note that the third paragraph and the first two sentences of the second paragraph have absolutely no context and are therefore incomprehensible.

29. Other Information (p. 44)

   a. Please place the 13th bullet point in bold-faced type. Please also place similar language in the description of the Automatic Income Program.

   b. With respect to the 14th bullet point, please clarify supplementally what information about a contract may be shared with an affiliate.

   c. Please move the first two bullets to the Deferral Bonus section.

   d. Please clarify the currently unspecified circumstances in the 7th and 10th bullets under which the registrant "may" terminate the rider or reduce benefits.

30. Personal Pension Account

   The term "Guarantee Window" is used at various place in the prospectus before it is defined in page 47. Please either define the term the first time it is used or place it in the table of contents.

31. Personal Pension Account - Objective (p. 45)

   Please clarify that certainty of predetermined lifetime payouts relates to payouts that commence during the Guarantee Window.

32. Does Your Benefit Base Change Under the Rider (p. 46)

   Please explain the concept of "credited rate bands".

33. Is the rider designed to pay you withdrawals for your lifetime? (pp. 46 - 47)

   a. Please consider removing the third sentence of the first paragraph of this section as such disclosure appears out of place.

   b. In the third paragraph of this section, please explain what the "annual benefit increase option" refers to.

   c. In the fifth paragraph of this section, to the extent applicable, please explain that there are guaranteed minimum payout rates which are set in the Contract.

   d. In the eighth paragraph of this section, please clarify what the "maximum payout rate set internally" refers to.

34. What effect do partial or full Surrenders have on your benefits under the rider? (p. 48)

   Please place the following text in bold-faced type "Your commuted value may be significantly less than your Annuity Payout Value."

35. Safety Plus – Objective (p. 49)

   Please define the term "guaranteed accumulation benefit".

36. How Does the Rider Achieve its Goal (p. 49)

   a. Please clarify that after the one time adjustment, the rider terminates.

   b. Please include a brief discussion of the Income Boost (for transfer to the PPA between years 10 and 11).

37. Does your benefit base change under the rider? (p. 50)

   a. In the forth sentence of the first paragraph, please explain the basis for the increases in guaranteed accumulation benefit resulting from subsequent premium payments and amounts transferred from the PPA. (*e.g.*, dollar-for-dollar)

   b. Please move the last two paragraphs to its own section or to a more appropriate section.

   c. Please move the first two bullets to the Deferral Bonus section.

   d. Please clarify the currently unspecified circumstances in the 7th and 10th bullets under which the registrant "may" terminate the rider or reduce benefits.

38. What effect do Partial or Full Surrenders have on your benefits under the rider? (p. 50)

   Please explain supplementally how the second paragraph operates with respect to the remainder of the rider. The rider is intended to provide some minimum accumulation benefit. However, if contract value goes down below the minimum account rule, the Hartford will cut the contract owner loose with no benefit and without the protection the contract owner paid for.

39. Are There Restrictions on How You Must Invest (pp. 51 - 52)

   a. In the second paragraph of this section, the prospectus states that Hartford will not change or modify the investment restrictions for existing investments. Please clarify that in the case of a fund closing to new investments or liquidates, changes may be made to the models affecting existing investments.

   b. Please remove or revise the last three paragraphs of this section as this rider does not offer investments in the Hartford Portfolio Diversifier HLS Fund.

40. Can We Aggregate Contracts (p. 52)

   It is unclear how aggregation operates, particularly, when contract have dissimilar optional guaranteed minimum accumulation benefit riders. Please clarify the operation of the aggregation provision.

41. Other Information (p. 53)

    Please move the last sentence of the last bullet to the second to last bullet.

42. Glossary (p. 53)

    a. Please revise the definition of Dollar Cost Averaging to account for transfers to and from the Personal Pension Account.

    b. Please replace the term "Threshold" with "Threshold Payments".

    c. Please consider proving a general definition for Transfer Limit in the glossary and provide rider specific definitions in the sections of the prospectus specific to each rider.

    d. Please move the definition of "Total Balance" before the definition of "Transfer Limit"

43. How Contracts Are Sold (p. 58)

    As the term "Investment Professional" is being defined, please place it in Caps. Also, please consider defining the term in the Glossary are it is used in several places throughout the prospectus.

44. Safety Plus examples (pp. A-23 – A-24)

    a. Please provide an example of a proportionate reduction.

    b. In footnote 6 to example 2, please explain where the figure $104,344.77 comes from.

    c. In footnote 6 to example 2, please define the term "Income Boost".

45. Future5 and Future6 Examples ((pp. A-24 – A-25)

    a. Please make it clear that Future5 and Future6 would operate similarly, but for the withdrawal percentages, withdrawal bonuses, fees and investment restrictions.

    b. Please explain the factors in footnote 6 to example 1 and in footnote 4 to example 2.

    c. To the extent practicable, please revise example 2 to make the table more usable (and less intimidating).

46. Appendix D

    a. In the first table, please make it clear that the death benefits exclude amounts allocated to the PPA and also that they are adjusted for transfers to and from the PPA.

b.   Please remove footnote 1 to the first table.

c.   The Appendix notes provides a minimum allocation for the Diversifier HLS Fund but leaves the minimum percentages for all others blank in each of the models where the Diversifier HLS Fund is listed. Please clarify what is intended by these blanks.

d.   The Appendix notes many of the funds as "Fund B" or "Fund Company X Fund". Please revise the prospectus to provide the names of these funds. Please also revise the appendix to note the investment objective for each of the funds, including the Diversifier HLS Fund.

e.   The Appendix groups different names, such as "Hartford Checks and Balances" together with names such as "Mixed Strategy I" without any clarity if the names refer to funds, portfolios or both. In addition, these groupings are made under caption such as "Portfolio Planner Asset Allocation Models" and Investment Strategies Asset Allocation Models," without any clarity as to the significance of these titles. Please revise the Appendix to clarify these ambiguities.

47. **Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

****

Please respond to these comments with a letter to me and a revised post-effective amendment to the registration statement. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it may be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6754. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Michael L. Kosoff